SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: September 29, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: September 29, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President and Corporate Secretary

September 29, 2006
IVANHOE MINES AND ASIA GOLD EXTEND COMPLETION
OF MONGOLIAN COAL ACQUISITION AGREEMENT
VANCOUVER, B.C. — Ivanhoe Mines and Asia Gold announced today that they have agreed to extend until November 1, 2006, the date for completion of the Coal Transaction, whereby Asia Gold will acquire the coal division of Ivanhoe Mines in consideration for the issuance of common and preferred shares. The companies have agreed to the extension to provide additional time to fulfill certain conditions required to close the transaction, including completion of the transfer of certain mineral exploration licenses in Mongolia. Transfer applications have been submitted to the relevant Mongolian governmental authorities in accordance with the revised minerals law and are awaiting approval.
On July 11, 2006, Ivanhoe Mines and Asia Gold signed a definitive agreement for Asia Gold to acquire Ivanhoe Mines’ Coal Division by issuing 82,576,383 shares of Asia Gold to Ivanhoe Mines, which would result in Ivanhoe Mines owning approximately 90% of the issued and outstanding shares of Asia Gold (see Ivanhoe Mines’ news release dated July 11, 2006, for details). On August 8, 2006, Asia Gold’s minority shareholders overwhelmingly approved the transaction. The Coal Transaction is expected to close shortly after completion of the transfer of certain mineral exploration licenses in Mongolia.
Ivanhoe’s shares are listed on the New York and Toronto stock exchanges and NASDAQ under the symbol IVN. Asia Gold shares are listed on the TSX Venture Exchange under the symbol ASG.
Information contacts
Ivanhoe Mines: Investors: Bill Trenaman: +1-604-688-5755 / Media: Bob Williamson: +1-604-688-5755. Website: www.ivanhoemines.com
Asia Gold: Steven Feldman +1-604-681-6799.
Website: www.asiagold.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy or this release.
Forward-Looking Statements: This document includes forward-looking statements, which include, but are not limited to, statements concerning the proposed transaction between Ivanhoe and Asia Gold, statements concerning the transfer of certain mineral licences in Mongolia and other statements that are not historical facts. When used in this document, the words such as “could, “ “plan, “ “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines and Asia Gold both believe that the expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in their respective filings with Canadian securities regulators and, in the case of Ivanhoe Mines, with US securities regulators.